

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People's Republic of China

> **Re: Jianzhi Education Technology Group Co Ltd**
> **Amendment No. 10 to Registration Statement on Form F-1**
> **Filed June 7, 2022**
> **File No. 333-257865**

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1 Filed June 7, 2022

The VIEs and China Operations, page 3

1.   We note your disclosure in this section and throughout the prospectus that you have relied upon the advice and opinion of counsel, Commerce & Finance Law Offices (your counsel as to PRC law), with respect to your conclusions regarding having the required permissions and approvals to operate your business and to offer securities to investors. Please file a consent of counsel related to these opinions and references. In this regard, we note that Exhibit 99.2 does not contain opinions covering these matters nor an explicit consent regarding these opinions and references in the prospectus.

2.   Please refer to the fourth paragraph. We note your disclosure that your PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of the company and the VIEs in the PRC. The disclosure here should not be qualified by materiality. Please revise accordingly.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin, Esq.